As filed with the Securities and Exchange Commission on February 29, 2016. Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

ASALEO CARE LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Victoria, Australia

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing ordinary shares of Asaleo Care Limited	50,000,000 American Depositary Shares	$5.00	$2,500,000	$251.75
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in the form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 3, 4, 6, 7, 12, 13, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16, 18 and 21
(v) The sale or exercise of rights	Articles number 4, 7, 13, 15, 18 and 21
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 3, 4, 6, 7, 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 9, 14, 18 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

(a) As set forth in Article (11) of the form of Receipt constituting the prospectus included herein, Asaleo Care Limited (also referred to herein as the “Company”) publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934"), on its Internet Web site (http://www.asaleocare.com/investor-relations/) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of ____________, 2016 among Asaleo Care Limited, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby.-- Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 29, 2016.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Asaleo Care Limited.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Asaleo Care Limited has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Victoria, Australia, on February 29, 2016.

Asaleo Care Limited

By: /s/ James Orr

Name: James Orr
Title: Company Secretary and General Counsel

Each person whose signature appears below hereby constitutes and appoints Paul Townsend and James Orr, jointly and severally, his or her true and lawful attorneys-in-fact and agent with full and several power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto, including post-effective amendments and supplements to the Registration Statement, and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys-in-fact or agents, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on February 29, 2016.

/s/ Peter Diplaris	Chief Executive Officer and Managing Director (principal
Peter Diplaris	executive officer)

/s/ Paul Townsend	Chief Financial Officer (principal financial and accounting
Paul Townsend	officer)

/s/ Harry Boon	Chairman of the Board of Directors
Harry Boon

/s/ Mats Berencreutz	Director
Mats Berencreutz

/s/ Nils Lindholm	Director
Nils Lindholm

/s/ Sue Morphet	Director
Sue Morphet

/s/ JoAnne Stephenson	Director
JoAnne Stephenson

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Asaleo Care Limited, has signed this Registration Statement on February 29, 2016.

PUGLISI & ASSOCIATES

By: /s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Deposit Agreement dated as of __________, 2016 among Asaleo Care Limited, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.